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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POWDER POINT FINANCIAL, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 RIDGE ROAD
(No. and Street)

MARSHFIELD (City) MA (State) 02050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARJORIE KELLY 781-264-6045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARJORIE KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Powder Point Financial LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marjorie Kelly

Signature

PRESIDENT

Title

Paul M Bowers

Notary Public



PAUL M. BOWERS
Notary Public
Commonwealth of Massachusetts
My Commission Expires February 24, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

POWDER POINT FINANCIAL, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

POWDER POINT FINANCIAL, LLC

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC
Marshfield, Massachusetts

We have audited the accompanying statements of financial condition of Powder Point Financial, LLC (a Massachusetts limited liability company), as of December 31, 2015, and the related statements of operations and members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Powder Point Financial, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powder Point Financial, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Powder Point Financial, LLC's financial statements. The supplemental information is the responsibility of Powder Point Financial, LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016

POWDER POINT FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

ASSETS		
Cash	$	11,687
Accounts receivable		115
Other assets		-
TOTAL ASSETS		11,802

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		5,000
TOTAL LIABILITIES		5,000
Member's Equity		6,802
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	11,802

POWDER POINT FINANCIAL, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Fees	$ -
TOTAL REVENUES	-
EXPENSES	
Professional fees	5,000
Office expenses	2,237
State fees	-
Regulatory fees	7,137
Bond insurance	576
Bad Debts Expense	46,500
TOTAL EXPENSES	61,450
NET INCOME	(61,450)
MEMBER'S EQUITY AT BEGINNING OF YEAR	79,502
Contributions from Member	12,750
Distributions to Member	(24,000)
MEMBER'S EQUITY AT END OF YEAR	$ 6,802

POWDER POINT FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(61,450)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) Decrease in operating assets		
Accounts receivable		72,435
Other assets		45
Increase (Decrease) in operating liabilities		
Accounts payable		-
Net cash provided by (used in) operating activities		11,030
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member		12,750
Distributions to member		(24,000)
Net cash provided by financing activities		(11,250)
NET INCREASE (DECREASE) IN CASH		(220)
CASH AT BEGINNING OF YEAR		11,907
CASH AT END OF YEAR	$	11,687

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Powder Point Financial, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Description of Business—As a securities broker and dealer, the Firm is engaged in various brokerage activities, servicing a diverse group of institutional investors. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Firm is subject to federal and state securities laws, as well as FINRA regulations. The Firm is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Firm does not hold funds or securities for, or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(2)(i).

c. Financial Instruments—The Firm's financial instruments consist of cash and accounts receivable. The Firm's estimates of fair value for financial instruments approximate their carrying amounts.

d. Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards of Codification (ASC).

e. Cash—In general, the Federal Depository Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. The FDIC also provides separate unlimited coverage for deposit accounts that meet the definition of non-interest bearing accounts. It is the Firm's policy to monitor the financial strength of the banks that hold its deposits on an ongoing basis.

f. Income Taxes— FASB ASC 740, "*Income Taxes*", establishes a threshold for financial statement recognition for the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC 740 is to be applied to all open tax years as of the date of effectiveness. The Firm's prior three tax years are open and subject to examination by the Internal Revenue Service.
The Firm has elected to be treated as an LLC under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

g. Use of Estimates—The preparation of financial statements is conformity with GAAP requires management to make estimates and assumptions that effect the reported amount of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

NOTE 2: NET CAPITAL

The Firm, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Act (SEC Rule l 5c3- l). The Firm must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed l5 to l. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Firm's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds l 0 to 1.

As of December 31, 2015, the Firm had qualified net capital of $6,687, with a minimum net capital requirement of $5,000 for both years.

During 2015 the Member made capital contributions of $12,750 and during 2015, the Member made capital withdrawals in the amount of $24,000, from the equity of the Firm. The Firm had adequately satisfied the minimum net capital requirement of $5,000 and a ratio of aggregate indebtedness to net capital of 74.77 % for the year ended December 31, 2015.

NOTE 3: CONCENTRATIONS

The Firm's revenues are derived from retainer fees and finders fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. During the years ended December 31, 2015, all of the Firm's fees were earned from one customer. As of December 31, 2015, the entire accounts receivable balance was due from one customer.

NOTE 4: SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of this report, the date through which the financial statements were available for issuance. Management believes there are no subsequent events having a material impact on the financial statements.

POWDER POINT FINANCIAL, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	6,802
less nonallowable assets from Statement of Financial Condition		(115)
Total ownership equity qualified for Net Capital		6,687
Haircuts on securities		-
Net Capital before haircuts on securities positions		6,687
Aggregate indebtedness		5,000
Net Capital required based on aggregate indebtwdness (6-2/3%)		334

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess net capital		1,687

COMPUTATION OF AGGREGATE INDEBTEDNESS

(a) - 10% of total aggregate indebtedness		500
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	687
Percentage of Aggregate Indebtedness to Net Capital		74.77%

At December 31, 2015 there were not material differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report.
As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (1), Limited Business (mutual funds and/or variable annuities only. As a result, schedule II, III and IV, rquired under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Member of
Powder Point Financial, LLC
Marshfield, MA

In planning and performing our audit of the financial statements of Powder Point Financial, LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Powder Point Financial, LLC's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Powder Point Financial, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Powder Point Financial, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Powder Point Financial, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Powder Point Financial, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Powder Point Financial, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Powder Point Financial, LLC's practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Member of
Powder Point Financial, LLC
Marshfield, MA

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.



SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2016


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member of
Powder Point Financial, LLC
Marshfield, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Powder Point Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Powder Point Financial, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Powder Point Financial, LLC's management is responsible for Powder Point Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 23, 2015

Powder Point Financial LLC
61 Ridge Road
Marshfield, MA 02050
powderpointfinl@gmail.com
781-264-6045
FAX: 781-319-2104

December 31, 2015

SEC

Dear Sir/Madam:

Powder Point Financial LLC claims an exemption from Rule 15c3-3 based upon the provisions of 15c3-3(k) (1) – limited business.

Powder Point Financial LLC has met these exemption provisions throughout the most recent fiscal year ended December 31, 2015.

Very truly yours,



Marjorie A. Kelly
President

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
POWDER POINT FINANCIAL, LLC
MARSHFIELD, MA 02050

We have examined POWDER POINT FINANCIAL, LLC's statements, included in the accompanying Exemption Report, that (1) POWDER POINT FINANCIAL, LLC's internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2015; (2) POWDER POINT FINANCIAL, LLC's internal control over compliance was effective as of DECEMBER 31, 2015; 3) POWDER POINT FINANCIAL, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2015; and (4) the information used to state that POWDER POINT FINANCIAL, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from POWDER POINT FINANCIAL, LLC's books and records. POWDER POINT FINANCIAL, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing POWDER POINT FINANCIAL, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of POWDER POINT FINANCIAL, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on POWDER POINT FINANCIAL, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether POWDER POINT FINANCIAL, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2015; POWDER POINT FINANCIAL, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2015 was as derived from POWDER POINT FINANCIAL, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating POWDER POINT FINANCIAL, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from POWDER POINT FINANCIAL, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, POWDER POINT FINANCIAL, LLC's statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 22, 2016